UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Minutes of the 210th Meeting of the Board of Directors - Approval of the 2011 Financial Statements.” dated on February 15, 2012.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 210th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: February 15, 2012, at 11:30 a.m., exceptionally held at Av. Roque Petroni Junior, 1464 – 6º andar, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors who, by the end, constituted a quorum under the terms of the bylaws. Director Mr. Luiz Fernando Furlan was represented by the Chairman of the Board of Directors, Mr. Antonio Carlos Valente da Silva, by proxy. Directors Messrs. José Manuel Fernandez Norniella and Fernando Abril Martorell Hernandez attended the meeting by videoconference, from Madrid, Spain, and Director Mr. Iñaki Urdangarín attended the meeting by videoconference from Washington, USA, everything as permitted in article 19, paragraph 4, of the Bylaws. Present to the meeting were also the members of the Statutory Audit Committee of the Company, Messrs. Flávio Stamm, Stael Prata Silva Filho and Cremênio Medola Neto, in conformity with article 163, §3, of Law no. 6404/76, as well as the representatives of the independent auditors firm Ernst & Young Terco Auditores Independentes S/S, Messrs. Alexandre Hoeppers, Luis Monti and Exequiel Rodriguez.

4. MATTERS OF THE AGENDA AND RESOLUTIONS ADOPTED:

4.1 – To approve the Financial Statements, accompanied by the Independent Auditor’s Opinion and the Management’s Annual Report, for the fiscal year ended 12.31.2011.

The Directors, after review and discussion, unanimously approved, without restrictions, the Management’s Accounts, including the Management Report, the Financial Statements and Explanatory Notes accompanied by the Independent Auditor’s Opinion and the Statutory Audit Committee’s Opinion, which documents were sent to the General Shareholders’ Meeting.

4.2 – To approve the Allocation of the Profit for Fiscal Year ended 12.31.2011

The Directors, after review and discussion, unanimously approved, without restrictions, the proposal for allocation of the profit for fiscal year 2011, which proposal was sent to the General Shareholders’ Meeting.

4.3 – To approve the Call Notice to the General and Special Shareholders’ Meetings.

The Directors, after review and discussion, unanimously approved, without restrictions, the terms of the Call Notice to the General and Special Shareholders’ Meetings, and the Chairman of the Board of Directors was authorized to adopt the necessary actions in order to call and hold the meetings, with due regard to the legal and statutory provisions.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 210th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 15, 2012. (signatures) Board of Directors: Antonio Carlos Valente da Silva – Chairman of the Board of Directors, Santiago Fernandez Valbuena – Vice-Chairman of the Board of Directors, Antonio Gonçalves Oliveira, Eduardo Navarro de Carvalho, Fernando Xavier Ferreira, Francisco Javier de Paz Mancho, Iñaki Urdangarín, José Fernando de Almansa Moreno-Barreda, José Manuel Fernandez Norniella, Luciano Carvalho Ventura, Luis Javier Bastida Ibarguen, Luiz Fernando Furlan (represented by Antonio Carlos Valente da Silva, by proxy), Narcis Serra Serra, Paulo Cesar Pereira Teixeira, Roberto Oliveira de Lima, Fernando Abril Martorell Hernandez. Statutory Audit Committee: Flávio Stamm, Stael Prata Silva Filho and Cremênio Medola Neto. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 210h Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 15, 2012, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors
OAB/RS n° 45.479

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 23, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director